October 24, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Mail Stop 6010

United States Securities and Exchange Commission

100 F Street, NE

Washington DC  20549-7010

Re:	AVI BioPharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-14895

Dear Mr. Rosenberg:

This letter responds to the Staff’s letter dated September 20, 2007 addressed to the Company’s Chairman of the Board and Chief Executive Officer, Dennis R. Burger, Ph.D., regarding the above-referenced matter. Please note that effective March 27, 2007, Dr. Burger was no longer the Company’s Chief Executive Officer. K. Michael Forrest is the Company’s interim CEO.

The Company has carefully considered the Staff’s comments and offers the following responses. Upon resolution of all of the Staff’s comments, the Company will amend its filings as appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7, Management’s Discussion and Analysis or Plan of Operations, Page 21

Results of Operations, page 23

1.                                      Please refer to the Division of Corporation finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. Please disclose the following information for each of your major research and development projects:

(a)           The costs incurred during each period presented and to date on the project;

(b)           The nature, timing and estimated costs of the efforts necessary to complete the project;

(c)           The anticipated completion dates;

(d)           The period in which material net cash inflows from significant projects are expected to commence;

(e)           To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Regarding (a), if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the Company’s resources being used on the project.

Regarding (b), and (c), disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

RESPONSE:  In response to the Staff’s comments, the Company carefully considered the Staff’s questions and the factors set forth in the Division of Corporation Finance update referenced above. Based on this analysis and considerations, for the reasons discussed below the Company believes that it is properly disclosing its research and development costs.

Historically, the Company has maintained a focus internally upon the development of its core, platform antisense technology known as Phosphorodiamidate Morpholino Oligomers (PMOs), also known under the registered trademark of NEUGENES®. All internal research and development projects have been performed with the goal of defining the uses, breadth of applicability, limitations, and possible modifications surrounding PMOs. Thus, even specific projects have overarching or common impact upon expanding its knowledge base surrounding this technology. Accordingly, essentially all of the Company’s research and development resources have been dedicated to this goal. External research projects may tend to be more focused on given disease areas, but also generate results that have a breadth of applicability across the platform. These external research projects are generally performed at low, or no cost to the Company. Thus, the totals shown for research and development reflect the amounts of the Company’s resources being used toward the above stated goal.

The Company believes that the nature, timing, and estimated costs of the efforts necessary to complete the project and the anticipated completion dates, (in both cases, the goal of defining the uses, breadth of applicability, limitations, and possible modifications surrounding PMOs) is not estimable due to many factors, including the following:

•                  Delivery strategies and potency enhancements of the Company’s compounds are still being developed and explored;

•                  Variability among different disease categories result in successful delivery strategies or potency enhancements not necessarily being applicable across different disease categories;

•                  Costs of clinical trials, like costs of all forms of medical care, are rapidly changing;

•                  Variability among different disease categories in terms of dosages, duration of treatment, method of administration, etc. exist;

•                  Rules surrounding filings and conduct of clinical trials are changing;

•                  Confidentiality surrounding commercialization is heightening; and

•                  Clinical endpoints are in a constant state of flux.

Item 15. Exhibits, Financial Statements, Schedules and Reports on Form 8-K, page 31

Financial Statements – December 31, 2006, page F-3

4. Shareholders’ Equity, page F-15

2.                                      Please provide us with your analysis demonstrating why you do not account for the warrants issued in December 2003, January 2004 and January and November, 2005 that are discussed in the first four paragraphs of this note as derivative instruments within the scope of SFAS No. 133 and EITF 00-19. From disclosure in your Forms 8-K, disclosing the financings, the securities were sold pursuant to effective registration statements. It would, therefore, appear that you must maintain the effectiveness of the registration statements while the warrants are outstanding. Refer to paragraph 25 of EIFT 00-19.

RESPONSE:  In response to the Staff’s comment, the Company analyzed the balance sheet classification of the warrants in accordance with SFAS No. 133 and EITF Issue 00-19. Specifically, the Company considered the criteria in paragraphs 12-31 of EITF 00-19 that determine if an instrument can be equity classified noting that paragraphs 12 states “The contract (must) permit the company to settle in unregistered shares”. Based on the Company’s review of the relevant stock purchase and warrant agreements, the Company does not believe that the warrants allow for settlement in unregistered shares. As such, the warrants should have been classified as liabilities in the Company’s financial statements.

The Company has concluded that the exclusion of the warrant liability and related mark to market adjustments are material to the Company’s financial statements. As such, the Company plans to restate its Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2007 and June 30, 2007.

We hope that the foregoing addresses the Staff’s concerns. As noted above, the Company plans  to restate certain of its filings. In light of the impending deadline to file the Company’s 10-Q for the third quarter, we would appreciate expedited review of this letter and the opportunity to discuss any remaining issues with the Staff as soon as possible.

Sincerely,

Davis Wright Tremaine LLP

/s/ Michael C. Phillips
Michael C. Phillips
MCP:bl

CC:	Alan Timmins
Mark Webber
K. Michael Forrest
John Hodgman
Carey Wendle